UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Robert D. Ravnaas

President

Rivercrest Royalties Holdings, LLC

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

(817) 945-9700

Bryan H. Lawrence

Yorktown Energy Partners X, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Jeff M. Dobbs Mayer Brown LLP 700 Louisiana Street, Suite 3400 Houston, Texas 77002 (713) 238-3000	Ann Marie Cowdrey Thompson & Knight LLP One Arts Plaza 1722 Routh Street, Suite 1500 Dallas, Texas 75201-2533 (214) 969-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Rivercrest Royalties Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,191,974

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,191,974

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,191,974

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.2%(1)

(14)	Type of Reporting Person (See Instructions) OO

(1)                       Based on 16,496,032 common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the United States Securities and Exchange Commission (“SEC”) on August 14, 2017.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown Energy Partners X, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,443,412

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,443,412

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,412(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.7%(2)

(14)	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 1,191,974 Common Units directly owned by Rivercrest Royalties Holdings, LLC, a Delaware limited liability company (“Holdings”), and (b) 251,438 Common Units directly owned by Rivercrest Royalties II, LLC, a Delaware limited liability company (“Rivercrest II”). Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown”), is a member of Holdings and currently owns a majority of the outstanding units in Holdings. Under the terms of Holdings’ governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings for so long as Yorktown owns a majority of the outstanding units in Holdings. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings. Yorktown is a member of Rivercrest II and currently owns a majority of the outstanding units in Rivercrest II. Under the terms of Rivercrest II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Rivercrest II for so long as Yorktown owns a majority of the outstanding units in Rivercrest II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Rivercrest II. Yorktown X Company LP, a Delaware limited partnership (“Yorktown Company”), is the sole general partner of Yorktown. Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown Associates” and together with Yorktown and Yorktown Company, the “Yorktown Reporting Persons”), is the sole general partner of Yorktown Company. As a result, Yorktown Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 1,191,974 Common Units owned by Holdings and the 251,438 Common Units owned by Rivercrest II. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings and the securities owned by Rivercrest II, except in each case to the extent of its pecuniary interest therein.

(2)

Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the SEC on August 14, 2017.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown X Company LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,443,412

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,443,412

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,412(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.7%(2)

(14)	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 1,191,974 Common Units directly owned by Holdings, and (b) 251,438 Common Units directly owned by Rivercrest II. Yorktown is a member of Holdings and currently owns a majority of the outstanding units in Holdings. Under the terms of Holdings’ governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings for so long as Yorktown owns a majority of the outstanding units in Holdings. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings. Yorktown is a member of Rivercrest II and currently owns a majority of the outstanding units in Rivercrest II. Under the terms of Rivercrest II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Rivercrest II for so long as Yorktown owns a majority of the outstanding units in Rivercrest II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Rivercrest II. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, Yorktown Company may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 1,191,974 Common Units owned by Holdings and the 251,438 Common Units owned by Rivercrest II. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings and the securities owned by Rivercrest II, except in each case to the extent of its pecuniary interest therein.

(2)

Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the SEC on August 14, 2017.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown X Associates LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,443,412

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,443,412

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,412(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.7%(2)

(14)	Type of Reporting Person (See Instructions) OO

(1)

Includes (a) 1,191,974 Common Units directly owned by Holdings, and (b) 251,438 Common Units directly owned by Rivercrest II. Yorktown is a member of Holdings and currently owns a majority of the outstanding units in Holdings. Under the terms of Holdings’ governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings for so long as Yorktown owns a majority of the outstanding units in Holdings. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings. Yorktown is a member of Rivercrest II and currently owns a majority of the outstanding units in Rivercrest II. Under the terms of Rivercrest II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Rivercrest II for so long as Yorktown owns a majority of the outstanding units in Rivercrest II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Rivercrest II. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, Yorktown Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 1,191,974 Common Units owned by Holdings and the 251,438 Common Units owned by Rivercrest II. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings and the securities owned by Rivercrest II, except in each case to the extent of its pecuniary interest therein.

(2)

Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the SEC on August 14, 2017.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to common units representing limited partner interests (the “Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). This Amendment amends the Schedule 13D (as amended by this Amendment, this “Schedule 13D”) jointly filed with the United States Securities and Exchange Commission (“SEC”) by and on behalf of each of Rivercrest Royalties Holdings, LLC, a Delaware limited liability company (“Holdings”), Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown”), Yorktown X Company LP, a Delaware limited partnership (“Yorktown Company”), and Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown Associates” and together with Yorktown and Yorktown Company, the “Yorktown Reporting Persons”; Holdings and each of the Yorktown Reporting Persons are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”) on February 21, 2017. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D filed on February 21, 2017.

The Reporting Persons are filing this Amendment to report that Rivercrest II (defined below) received an aggregate of 251,438 Common Units as a result of distributions of Common Units by BGT (defined below), of which Rivercrest II is a limited partner, and RCPTX Genpar (defined below), of which BGT is the sole member. Yorktown is a member of Rivercrest II and currently owns a majority of the outstanding units in Rivercrest II. Under the terms of Rivercrest II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Rivercrest II for so long as Yorktown owns a majority of the outstanding units in Rivercrest II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Rivercrest II. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, Yorktown Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 251,438 Common Units that were distributed to Rivercrest II, which 251,438 Common Units constitute more than one percent of the outstanding Common Units. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Rivercrest II, except to the extent of its pecuniary interest therein.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information:

“Yorktown Associates is the sole general partner of Yorktown Company, the sole general partner of Yorktown, a member of Rivercrest II. On August 18, 2017, Rivercrest Royalties II, LLC, a Delaware limited liability company (“Rivercrest II”), received an aggregate of 251,438 Common Units as a result of distributions of Common Units by BGT Royalty Partners, LP, a Texas limited partnership (“BGT”), of which Rivercrest II is a limited partner, and RCPTX Holdings Genpar, LLC, a Texas limited liability company (“RCPTX Genpar”), of which BGT is the sole member.

On August 18, 2017, BGT distributed in-kind an aggregate of 983,630 Common Units on a pro rata basis to its partners, and, as a result of this distribution, Rivercrest II received an aggregate of 248,439 Common Units, its pro rata share of such distributed Common Units based on its limited partner interest in BGT.  No cash consideration was paid by Rivercrest II in connection with the receipt of such 248,439 Common Units.  BGT initially received the 983,630 Common Units from the Issuer at the closing of the Offering in exchange for its contribution of certain assets to the Issuer pursuant to the Contribution Agreement.

Separately, on August 18, 2017, RCPTX Genpar distributed in-kind an aggregate of 11,875 Common Units, and, as a result of this distribution, Rivercrest II received an aggregate of 2,999 Common Units, its pro rata share of such distributed Common Units based on its limited partner interest in BGT, the sole member of RCPTX Genpar.  No cash consideration was paid by Rivercrest II in connection with the receipt of such 2,999 Common Units. RCPTX Genpar initially received the 11,875 Common Units from the Issuer at the closing of the Offering in exchange for its contribution of certain assets to the Issuer pursuant to the Contribution Agreement.”

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)                           The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. See Exhibit 99.2 for the aggregate number and percentage of Common Units beneficially owned by the Covered Individuals. The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person. Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best of their knowledge, any of the Covered Individuals owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b)                                 The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference. See Exhibit 99.2 for information regarding the number of Common Units as to which the Covered Individuals have sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best of their knowledge, any of the Covered Individuals has sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, any Common Units.

(c)                                  Except as described below or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, any of the Covered Individuals has effected any transactions in the Common Units during the past 60 days:

Transaction Date	Effecting Person(s)	Common Units Acquired	Common Units Disposed	Price Per Common Unit	Description of Transaction
08/11/2017	T. Scott Martin	1,904		$0	Grant of Common Units from the Issuer

(d)                                 Except as otherwise described herein, no person other than the Reporting Persons or the Covered Individuals has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units reported as beneficially owned by such persons on this Schedule 13D.

(e)                                  Not applicable.”

Item 7.                   Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on February 21, 2017).

99.2	Additional Information Regarding Reporting Persons and Covered Individuals (filed herewith).

99.3

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.6

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.7

Underwriting Agreement, dated as of February 2, 2017, by and among the Issuer, the General Partner, Kimbell Operating, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, GP Holdings, and the Representatives (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).”

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  August 31, 2017

RIVERCREST ROYALTIES HOLDINGS, LLC

By:	/s/ Robert D. Ravnaas
Robert D. Ravnaas, President

YORKTOWN ENERGY PARTNERS X, L.P.

By:	Yorktown X Company LP,
its general partner

	By:	Yorktown X Associates LLC,
its general partner

		By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN X COMPANY LP

By:	Yorktown X Associates LLC,
its general partner

	By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN X ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager